Exhibit 99.2

 INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE PERIOD ENDED MARCH 31, 2014

Management’s Discussion and Analysis (MD&A)
(May 7, 2014)

General
This interim MD&A should be read in conjunction with the unaudited interim condensed Consolidated Financial Statements of Talisman Energy Inc. (‘Talisman’ or ‘the Company’) as at and for the three month periods ended March 31, 2014 and 2013, and the 2013 MD&A and audited annual Consolidated Financial Statements of the Company. The Company’s interim condensed Consolidated Financial Statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting within International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Talisman’s financial statements are prepared on a consolidated basis and include the accounts of Talisman and its subsidiaries. Substantially all of Talisman’s activities are conducted jointly with others, and the condensed Consolidated Financial Statements reflect only the Company’s proportionate interest in such activities, with the exception of the Company’s investments in Talisman Sinopec Energy UK Limited (TSEUK) and Equion Energía Limited (Equion) which are accounted for using the equity method. Talisman’s investment in the Ocensa pipeline was accounted for using the equity method of accounting until December 19, 2013 when the Company sold its 12.152% equity interest.

All comparisons are between the three month periods ended March 31, 2014 and 2013, unless stated otherwise.  All amounts presented are in US$, except where otherwise indicated.  Abbreviations used in this MD&A are listed in the section “Abbreviations and Definitions”. Unless otherwise indicated, amounts only reflect results from consolidated subsidiaries. Additional information relating to the Company, including its Annual Information Form (AIF), can be found on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

FIRST QUARTER 2014 PERFORMANCE HIGHLIGHTS

•	Production from ongoing operations was 360 mboe/d, up 6% compared to the first quarter 2013.
•	Liquids production is up 10% year-over-year to 142 mboe/d, with North American liquids up 45% to 42 mboe/d over the same period.
•	Completed the sale of part of the company’s Montney assets for $1.3 billion.

FINANCIAL AND OPERATING HIGHLIGHTS

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
($ millions, unless otherwise stated)	2014	2013	2013	2013	2013	2012	2012	2012
Total revenue and other income1	1,341	929	1,244	1,190	1,123	1,663	1,647	1,800
Net income (loss)	491	(1,005)	(54)	97	(213)	376	(731)	196
Per common share ($)
Net income (loss)2	0.47	(0.98)	(0.05)	0.09	(0.21)	0.37	(0.71)	0.19
Diluted net income (loss)3	0.43	(0.98)	(0.08)	0.06	(0.21)	0.31	(0.71)	0.14
Production4 (Daily Average - Gross)
Oil and liquids (mbbls/d)	142	137	134	126	129	143	159	161
Natural gas (mmcf/d)	1,452	1,505	1,423	1,414	1,461	1,498	1,533	1,642
Total mboe/d (6mcf = 1boe)	384	387	371	361	372	392	415	435
1.
2012 restated to reflect the change to equity accounting of Equion. Adjustments relating to TSEUK are effective for the period of December 17, 2012 to December 31, 2012 as the TSEUK joint venture was formed on December 17, 2012.

2.	Net income (loss) per share includes an adjustment to the numerator for after-tax cumulative preferred share dividends.
3.	Diluted net income (loss) per share computed under IFRS includes an adjustment to the numerator for the change in the fair value of stock options and after-tax cumulative preferred share dividends.
4.	Includes the Company’s proportionate interest in production from joint ventures.

During the first quarter of 2014, the Company had net earnings of $491 million compared to a net loss of $213 million in the same quarter in 2013 as a result of higher gas and liquids prices in North America, higher liquid volumes and the Company’s gain on disposition of part of its Montney acreage, partially offset by an asset impairment recorded in Norway.

Higher production volumes from ongoing operations in the first quarter of 2014 were primarily driven by increased volumes in North America and Southeast Asia. These were partially offset by decreased production from the North Sea.

DAILY AVERAGE PRODUCTION
	Three months ended March 31
	Gross before royalties		Net of royalties
	2014	2013	2014	2013
Oil and liquids from Consolidated Subsidiaries (mbbls/d)
North America	42	29	34	23
Southeast Asia	44	41	28	20
North Sea	14	17	14	17
Other	15	12	7	5
	115	99	83	65
Oil and liquids from Joint Ventures (mbbls/d)
TSEUK	18	20	18	20
Equion	9	10	7	8
	27	30	25	28
Total oil and liquids from Consolidated Subsidiaries and Joint Ventures (mbbls/d)	142	129	108	93
Natural gas from Consolidated Subsidiaries (mmcf/d)
North America	867	875	759	775
Southeast Asia	522	531	351	347
North Sea	15	14	15	14
Other	-	-	-	-
	1,404	1,420	1,125	1,136
Natural gas from Joint Ventures (mmcf/d)
TSEUK	2	2	2	2
Equion	46	39	38	32
	48	41	40	34
Total natural gas from Consolidated Subsidiaries and Joint Ventures (mmcf/d)	1,452	1,461	1,165	1,170
Total Daily Production from Consolidated Subsidiaries (mboe/d)
North America	186	175	161	152
Southeast Asia	131	129	86	78
North Sea	17	19	17	19
Other	15	12	7	5
	349	335	271	254
Total Daily Production from Joint Ventures (mboe/d)
TSEUK	18	21	18	21
Equion	17	16	14	13
	35	37	32	34
Total daily production from Consolidated Subsidiaries and Joint Ventures (mboe/d)	384	372	303	288
Less production from assets sold or held for sale (mboe/d)
North America	21	24	19	23
Southeast Asia	3	7	2	4
	24	31	21	27
Total production from ongoing operations (mboe/d)	360	341	282	261

Production represents gross production before royalties, unless noted otherwise.  Production identified as net is production after deducting royalties.

Production from ongoing operations increased by 6% compared to 2013 due primarily to increased liquids production in North America.

In North America, total production increased by 6%, and production from ongoing operations increased by 9% compared to 2013. Capital investment in North America continues to be prioritized towards liquids-rich opportunities, resulting in oil and liquids increasing from 17% to 23% of the overall North American production mix for 2014. Oil and liquids production increased by 45% due principally to increased development activity in the Eagle Ford and the onset of new liquids production in the Edson area.  Natural gas production decreased by 1% as natural declines were offset by new production.

In Southeast Asia, total production increased by 2%, and production from ongoing operations increased by 5%. Oil and liquids production, which comprised 34% of the 2014 total production mix, increased by 7% due principally to the start-up of HST / HSD in Vietnam in the second quarter of 2013. This was partially offset by reduced production from Kitan in Australia due to decline and the sale of the Company’s interest in the Offshore Northwest Java PSC in May 2013. Natural gas production decreased by 2% due principally to fluctuating production demand and maintenance in Malaysia.

Production in Norway decreased by 11% due principally to the shut-in of Rev in May 2013, partially offset by increased production at Varg due to the start-up of the Varg gas export in the first quarter of 2014. In the TSEUK joint venture, production decreased by 14% due principally to unplanned outages at Monarb and Claymore and planned maintenance at Auk North.

In the other segment, including the Equion joint venture, production was 32 mboe/d in 2014 compared to 28 mboe/d in 2013. Production in Colombia increased due to increased production from the Akacias field and new production from block CPE-6. Algeria production increased due principally to new production at EMK starting in the second quarter of 2013.

VOLUMES PRODUCED INTO (SOLD OUT OF) INVENTORY1,2
	Three months ended March 31
	2014	2013
North America - bbls/d3	533	-
Southeast Asia - bbls/d	2,922	7,538
North Sea – bbls/d	(1,333)	1,141
Other – bbls/d	3,694	(3,821)
Total produced into (sold out of) inventory – bbls/d	5,816	4,858
Total produced into (sold out of) inventory – mmbbls	0.5	0.4
Inventory at March 31 - mmbbls	1.7	2.6
1.	Gross before royalties.
2.	Effective January 1, 2013, the North Sea volumes only include Norway.
3.	Volumes exclude linefill amounts capitalized to PP&E.

In the Company's international operations, produced oil is frequently stored in tanks until there is sufficient volume to be lifted. The Company recognizes revenue and the related expenses on crude oil production when liftings have occurred. Volumes presented in the “Daily Average Production” table represent production volumes in the period, which include oil volumes produced into inventory and exclude volumes sold out of inventory.

During the three month period ended March 31, 2014, volumes in inventory increased from 1.2 mmbbls to 1.7 mmbbls due principally to increased inventories in Algeria, North America and Indonesia, partially offset by decreased inventories in Norway.

COMPANY NETBACKS1,2
	Three months ended March 31
	Gross before royalties		Net of royalties
	2014	2013	2014	2013
Oil and liquids ($/bbl)
Sales price	93.35	97.72	93.35	97.72
Royalties	26.95	36.01	-	-
Transportation	1.45	1.36	2.04	2.15
Operating costs	21.40	22.28	30.09	34.85
	43.55	38.07	61.22	60.72
Natural gas ($/mcf)
Sales price	6.50	5.96	6.50	5.96
Royalties	1.49	1.56	-	-
Transportation	0.27	0.30	0.35	0.41
Operating costs	1.15	1.16	1.50	1.58
	3.59	2.94	4.65	3.97
Total $/boe (6mcf=1boe)
Sales price	56.92	54.01	56.92	54.01
Royalties	14.86	17.20	-	-
Transportation	1.56	1.68	2.11	2.46
Operating costs	11.70	11.50	15.56	16.15
	28.80	23.63	39.25	35.40
1.	Netbacks do not include pipeline operations.
2.	Amounts shown only represent netbacks from consolidated subsidiaries and exclude netbacks from equity accounted entities.

During 2014, the Company’s average gross netback was $28.80/boe, 22% higher than 2013 due principally to lower royalties, higher realized gas prices in North America, partially offset by higher operating costs. Total unit operating costs increased due to a shift in the company-wide product mix from 35% liquids in 2013 to 37% in 2014.

Talisman’s realized net price of $56.92/boe was 5% higher than 2013, due principally to higher realized prices on natural gas, which increased by 9% from 2013, partially offset by lower realized prices on oil and liquids which decreased by 4%.

The Company’s realized net sale price includes the impact of physical commodity contracts, but does not include the impact of financial commodity price derivatives discussed in the “Risk Management” section of this MD&A.

The corporate royalty rate was 26%, down from 32% in 2013 due principally to increased revenues from lower royalty rate jurisdictions.

COMMODITY PRICES AND EXCHANGE RATES1
	Three months ended March 31
	2014	2013
Oil and liquids ($/bbl)
North America	68.05	63.88
Southeast Asia	110.34	112.35
North Sea	103.82	111.21
Other	104.17	110.25
	93.35	97.72
Natural gas ($/mcf)
North America	4.87	3.31
Southeast Asia	9.13	10.22
North Sea	9.79	10.36
Other	-	-
	6.50	5.96
Company $/boe (6mcf=1boe)	56.92	54.01
Benchmark prices and foreign exchange rates
WTI (US$/bbl)	98.68	94.37
Dated Brent (US$/bbl)	108.22	112.55
WCS (US$/bbl)	75.56	62.08
LLS (US$/bbl)	104.44	113.93
NYMEX (US$/mmbtu)	4.90	3.35
AECO (C$/gj)	4.51	2.92
C$/US$ exchange rate	1.10	1.01
UK£/US$ exchange rate	0.60	0.65
1.	2013 represents prices from consolidated subsidiaries and excludes prices from equity investees.

In North America, realized oil and liquids prices increased by 7% in 2014, consistent with movement in benchmark prices (Western Canadian Select in Canada and Louisiana Light Sweet in the United States). In Southeast Asia, and the North Sea, realized oil and liquids prices decreased by 2% and 7% respectively, consistent with decreases in Brent pricing.

In North America, realized natural gas prices increased by 47% in 2014, consistent with increases in NYMEX and AECO prices. In Southeast Asia, realized natural gas prices decreased by 11%. A significant portion of natural gas pricing in Southeast Asia is linked to oil based indices. For example, Corridor gas prices averaged $9.96/mcf in the first quarter, where approximately 50% of sales are referenced to Duri crude and other oil indices on an energy equivalent basis. Due to these reasons, Talisman’s overall realized natural gas price of $6.50/mcf increased by 9% compared to 2013.

EXPENSES
Unit Operating Expenses1
	Three months ended March 31
	Gross before royalties		Net of royalties
($/boe)	2014	2013	2014	2013
North America	8.23	9.19	9.56	10.53
Southeast Asia	11.39	10.67	17.29	17.92
North Sea	55.02	43.16	55.02	43.16
Other	8.57	3.82	17.24	3.70
	11.70	11.50	15.56	16.15
1.	2013 represents unit operating expenses from consolidated subsidiaries, excluding unit operating expenses from equity investees.

Total Operating Expenses1
	Three months ended March 31
	2014	2013
($ millions)
North America	134	147
Southeast Asia	122	103
North Sea	98	71
Other	7	8
	361	329
1.	Represent operating expenses from consolidated subsidiaries, excluding operating expenses from equity investees.

Total operating expenses increased by $32 million due principally to the timing of liftings, increased maintenance costs and new production costs in the North Sea and Southeast Asia. These were partially offset by decreased operating expenses in North America.

In North America, total operating expenses decreased by 9% to $134 million principally due to revisions to estimated costs in 2013, and foreign exchange benefits, partially offset by increased production activity in the Eagle Ford. Unit operating expenses in North America decreased by 10% due to higher production volumes.

In Southeast Asia, total operating expenses increased by 18% due primarily to the start-up of HST / HSD in Vietnam in the second quarter of 2013 and maintenance at PM-3 in Malaysia. These were partially offset by reduced operating expenses in Indonesia resulting from the sale of the Company’s interest in the Offshore Northwest Java PSC in May 2013. Unit operating expenses increased by 7% due primarily to higher rates on new production in Vietnam, increased unit costs in Australia and maintenance activities in Malaysia.

In the North Sea, operating expenses in Norway were up by 38% due principally to the timing of liftings, increased maintenance activity and well recompletion costs at Brage and Veslefrikk and the start-up of the Varg gas export, partially offset by the cessation of operational activity in the Yme field in February 2013. Unit operating costs in Norway increased by 27% due to lower production volumes.

In the rest of the world, total operating expenses were stable compared to 2013.

Unit operating expense for the Company were stable compared to 2013 due to the reasons noted above.

Unit Depreciation, Depletion and Amortization (DD&A) Expense1
	Three months ended March 31
	Gross before royalties		Net of royalties
($/boe)	2014	2013	2014	2013
North America	15.91	17.92	18.46	20.54
Southeast Asia	10.06	7.43	15.39	12.24
North Sea	46.87	28.34	46.87	28.34
Other	10.47	7.45	19.71	19.28
	15.20	14.08	19.46	18.59
1.	Represents unit DD&A from consolidated subsidiaries, excluding unit DD&A from equity investees.

Total DD&A Expense1
	Three months ended March 31
	2014	2013
($ millions)
North America	266	281
Southeast Asia	116	83
North Sea	77	46
Other	10	11
	469	421
1.	Represent DD&A expenses from consolidated subsidiaries, excluding DD&A expense from equity investees.

Total DD&A expense increased by $48 million as a result of higher production volumes and rates in Southeast Asia and higher rates in the North Sea. This was partially offset by decreased DD&A expense in North America.

DD&A expense in North America decreased by 5% principally due to the cessation of depletion associated with property dispositions, partially offset by higher production in Canada and the Eagle Ford. Unit DD&A expense decreased by 11% due to reserve additions in the Marcellus and impairments recorded on Canadian assets in the fourth quarter of 2013.

In Southeast Asia, DD&A expense increased by 40%, and unit DD&A expense increased by 35%, due principally to the addition of higher DD&A rate properties from HST / HSD in Vietnam, partially offset by reduced DD&A expense in Australia due to lower production.

In the North Sea, DD&A expense for Norway increased by 67% to $77 million due principally to higher rates which resulted from increases in book value associated with increases in decommissioning liabilities at the end of 2013 and reserve revisions made at the end of 2013 related to Varg and Brage.

In the rest of the world, total DD&A expense was stable compared to 2013.

Unit DD&A expense for the Company increased by 8% to $15.20/boe due to the reasons noted above.

Impairment1
	Three months ended March 31
	2014	2013
($ millions)
Impairment losses
North America	-	-
Southeast Asia	-	-
North Sea	130	7
Other	-	-
	130	7
1.	Represent impairment expenses from consolidated subsidiaries, excluding impairment expenses from equity investees.

During the three month period ended March 31, 2014 in Norway, the Company recorded $130 million of impairment expense as a result of the Company’s decision to withdraw from an exploration license following technical evaluation, representing the full book value of the license.

During the three month period ended March 31, 2013, the Company incurred approximately $7 million of cost, representing the full book value related to the Yme platform, and impaired these costs.

Income (Loss) from Joint Ventures and Associates1
	Three months ended March 31
	2014	2013
($ millions)
TSEUK	(17)	(52)
Equion	23	40
Oleoducto Central S.A. (Ocensa)	-	10
	6	(2)
1.	Represents the Company’s proportionate interest in joint ventures and associates.

The net loss in TSEUK decreased by $35 million due principally to reduced impairment charges of $178 million pre-tax ($68 million after tax) net to Talisman recorded in 2013 partially offset by lower production, lower operating costs and lower commodity prices.

The net income in Equion of $23 million after tax decreased by $17 million from 2013 principally due to lower commodity prices and increased DD&A expense partially offset by lower taxes.

In December 2013, Talisman sold its 12.152% equity interest in the Ocensa pipeline for proceeds, net of disposition costs, of approximately $590 million. Talisman retained its crude oil transportation rights in the pipeline and retained its option to transport proprietary crude and to market any unused capacity to third parties.

Corporate and Other 1
	Three months ended March 31
	2014	2013
($ millions)
General and administrative (G&A) expense	105	103
Dry hole expense	16	-
Exploration expense	52	75
Finance costs	91	78
Share-based payments expense (recovery)	(32)	22
Loss on held-for-trading financial instruments	60	80
Gain on asset disposals	(559)	-
Other income	48	27
Other expenses, net	8	6
1.	Represent corporate and other expense from consolidated subsidiaries, excluding corporate and other expense from equity investees.

G&A expense increased by $2 million relative to 2013, due principally to higher activity levels in Southeast Asia, phasing of IT projects and reduced recoveries associated with a reduction of capital activity offset by lower employee costs in North America.

In the first quarter of 2014, Talisman recorded dry hole expense of $16 million due principally to the write off of an exploration commitment well in Vietnam.

Exploration expense decreased by $23 million due principally to reduced spending in the rest of the world.

Finance costs include interest on long-term debt (including current portion), other finance charges and accretion expense relating to decommissioning liabilities, less interest capitalized. The increase in finance costs is due principally to increased accretion expense in Norway as a result of Norway’s increased decommissioning liabilities and discount rate and a reduction in capitalized interest in Southeast Asia that resulted from HST / HSD in Vietnam becoming operational in 2013.

Share-based payments recovery during the three month period ended March 31, 2014 was $32 million, due principally to changes in the Company’s share price partially offset by expenses related to the long-term Performance Share Unit (PSU) plan and Restricted Share Unit (RSU) plan.

Talisman recorded a loss on held-for-trading financial instruments of $60 million, due principally to an increase in oil and gas forward prices. See the ‘Risk Management’ section of this MD&A for further details concerning the Company’s financial instruments.

The increase of $21 million in other income was principally due to increased marketing income of $9 million and pipeline and customer treating tariffs of $8 million.

Other expense of $8 million includes restructuring costs of $3 million and other miscellaneous expenses partially offset by a foreign exchange recovery of $6 million.

INCOME TAXES 1
	Three months ended March 31
	2014	2013
($ millions)
Income (loss) before taxes	591	(49)
Less: Petroleum Revenue Tax (PRT)
Current	8	6
Deferred	3	1
Total PRT	11	7
	580	(56)
Income tax expense (recovery)
Current income tax	123	141
Deferred income tax	(34)	16
Total income tax expense	89	157
Effective income tax rate (%)	15	280
1.	Represents income taxes from consolidated subsidiaries, excluding income taxes from equity investees.

The effective tax rate is expressed as a percentage of income before taxes adjusted for PRT, which is deductible in determining taxable income.  The effective tax rate in the first quarter of 2014 was impacted by pre-tax losses of $150 million in the North Sea where tax rates are principally 78%, partially offset by pre-tax income of $254 million in Southeast Asia and $116 million in North America where tax rates range from 30% to 55% and 24% to 25% respectively.

In addition to the jurisdictional mix of income, the effective tax rate was also impacted by:

•	Non-taxable portion of the gain on the Montney disposition;
•	Non-taxable portion of the impairment booked in Norway.

The decrease of $18 million in current income taxes from $141 million in the three month period ended March 31, 2013 to $123 million in the three month period ended March 31, 2014 was primarily driven by lower net revenues in Indonesia and Algeria, partially offset by lower current tax recoveries in Norway due to lower refunds related to exploration expenditures in 2014.

The deferred tax recovery of $34 million in the three month period ended March 31, 2014, compared to a deferred tax expense of $16 million in the three month period ended March 31, 2013, was due principally to reductions of deferred taxes in Norway due to lower tax allowances, higher DD&A and foreign exchange on pools, partially offset by deferred tax expense on the gains associated with the Company’s Montney disposition.

CAPITAL EXPENDITURES1,2

	Three months ended March 31
	2014	2013
($ millions)
North America	328	309
Southeast Asia	107	106
North Sea1	52	137
Other	54	24
Exploration and development expenditure from subsidiaries2	541	576
Corporate, IS and Administrative	4	(9)
Proceeds of dispositions	(1,340)	-
Net capital expenditure for subsidiaries	(795)	567
TSEUK	164	106
Equion	7	24
Exploration and development expenditure from joint ventures3	171	130
Net capital expenditure for consolidated subsidiaries and joint ventures	(624)	697
1.Effective January 1, 2013, capital expenditures in the North Sea only relates to Norway.
2.Excludes exploration expense of $52 million (2013 - $75 million).
3.Represents the Company’s proportionate interest, excluding exploration expensed of $1 million net in TSEUK (2013 - $1 million).

Capital expenditure, excluding exploration expense, decreased in the first quarter of 2014 compared to the same quarter in 2013 due principally decreased spending in the North Sea, partially offset by increased spending in North America.

North America capital expenditures during the quarter totalled $328 million, an increase of 6% from 2013. Of this, $314 million related to development activity, with the majority spent in the Eagle Ford, Marcellus and Canadian conventional areas. The remaining capital was mainly invested in appraisal drilling activities, largely in the Duvernay.

In Southeast Asia, capital expenditures of $107 million included $78 million on development, with the majority spent in Indonesia and Malaysia. The majority of the $29 million for exploration was spent in Vietnam and Australia.

In Norway, capital expenditures of $52 million included $45 million of development, primarily related to the Varg gas export, and development activity at Brynhild, Brage and Veslefrikk.

In the rest of the world, capital expenditures of $54 million included $49 million of exploration and evaluation activities in Colombia, and the Kurdistan Region of Iraq.

In the TSEUK joint venture, net capital expenditures of $164 million consisted primarily of development activity at Tartan, Claymore, Cayley, Montrose, Clyde and Auk North. In the Equion joint venture, net capital expenditures of $7 million were principally all for development activities.

ASSET DISPOSALS
North America Dispositions
In March 2014, Talisman completed the sale of part of its Montney acreage in northeast British Columbia for total cash consideration of $1.3 billion resulting in a pre-tax gain of $565 million ($493 million after tax). The transaction represents the sale of Talisman’s Montney play position in the Farrell Creek and Cypress areas.

ACQUISITIONS
Vietnam Acquisition
In July 2013, Talisman acquired a 55% working interest and operatorship of exploration and evaluation assets in Block 07/03 offshore Vietnam via two separate transactions with a total acquisition cost of $95 million. The block is adjacent to the Company's existing position in the Nam Con Son Basin.

ASSETS HELD FOR SALE
In April 2014, Talisman sold non-core assets in western Canada for total cash consideration of $49 million net of estimated closing adjustments. These assets have been classified as held for sale in the condensed Consolidated Balance Sheet.

In accordance with IFRS, assets and liabilities associated with assets held for sale are aggregated and presented as current on the Consolidated Balance Sheet without restatement of comparative information.  Operating results are included in the Consolidated Statement of Income until the transaction is complete. The transaction is expected to close during the second quarter of 2014 following receipt of regulatory approvals.

The following information relates to the assets classified as held for sale related to the Monkman transaction:

Balance Sheet of Assets Held for Sale

March 31,	2014
Assets
Property, plant and equipment	83
Goodwill	4
Assets held for sale	87
Liabilities
Decommissioning liabilities	40
Deferred tax liabilities	11
Liabilities associated with assets held for sale	51

Results of Assets Held for Sale
	Three months ended March 31
	2014	2013
Revenue1	22	17
Operating expense	(12)	(12)
DD&A expenses	(4)	(14)
Operating results (loss) before tax	6	(9)
Income tax expense (recovery)	2	(2)
Operating results (loss) after tax	4	(7)
1.	Excludes sulphur revenue of $7 million for the three month period ended March 31, 2013 and $1 million for the three month period ended March 31, 2014.

Daily Average Production Volumes of Assets Held for Sale
	Three months ended March 31
	2014	2013
Natural gas (mmcf/d)	67	78
Total Daily Production (mboe/d)	11	13

LIQUIDITY AND CAPITAL RESOURCES

Talisman’s gross debt at March 31, 2014 was $4.4 billion ($3.9 billion, net of cash and cash equivalents and bank indebtedness), compared to $5.2 billion ($4.9 billion, net of cash and cash equivalents and bank indebtedness) at December 31, 2013.

During the quarter, the Company generated $471 million of cash provided by operating activities and incurred capital expenditures of $547 million.

On an ongoing basis, Talisman plans to fund its capital program and acquisitions through a combination of cash on hand, cash provided by operating activities and cash proceeds from the disposition of non-core assets, and also by drawing on the Company’s credit facilities, issuing commercial paper, or issuing equity, long-term notes or debentures under the Company’s shelf prospectuses.

In May 2014, the Company renewed the universal shelf prospectus under the Multi-Jurisdictional Disclosure System pursuant to which it may issue up to $3.5 billion of debt securities, common shares, preferred shares, subscription receipts, warrants and units. The Company simultaneously also renewed the medium term note shelf prospectus in Canada pursuant to which it may issue up to C$1 billion of medium term notes in Canada. Both shelf prospectuses remain valid over a 25 month period.

Talisman manages its liquidity requirements by use of both short-term and long-term cash forecasts, and by maintaining appropriate undrawn capacity under committed bank credit facilities. At March 31, 2014, Talisman had unsecured credit facilities totaling $2.9 billion, consisting of facilities of C$3 billion (Facility No. 1), maturing March 19, 2018 and $200 million (Facility No. 2) maturing October 21, 2018. During the three month period ended March 31, 2014, the Company repaid the outstanding bankers’ acceptance and commercial paper programs in full. Available borrowing capacity was $2.9 billion at March 31, 2014.

On May 5, 2014, Talisman amended certain terms of Facility No.1, converting the denomination to US dollars, extending the facility to $3 billion and extending the terms to five years maturing on March 19, 2019.

In addition, the Company utilizes letters of credit pursuant to letter of credit facilities, most of which are uncommitted.  At March 31, 2014, demand letters of credit guaranteed by the Company totaling $1.4 billion were issued, of which $1.3 billion were issued from uncommitted facilities.  Of that total, $1.0 billion, issued from shared facilities with Addax, is provided as security for the costs of decommissioning obligations in the UK, as described below. The remaining outstanding letters of credit relate primarily to a retirement compensation arrangement, guarantees of minimum work commitments and decommissioning obligations in other areas.

TSEUK is required to provide letters of credit as security in relation to certain decommissioning obligations in the United Kingdom pursuant to contractual arrangements under Decommissioning Security Agreements (DSAs). At the commencement of the joint venture, Addax assumed 49% of the decommissioning obligations of TSEUK supported by an unconditional and irrevocable guarantee from Addax’s parent company, Sinopec.

During January 2014, all remaining letters of credit issued under legacy facilities were replaced by letters of credit totalling $1 billion from the shared facilities of which Talisman’s share is 51%. As a result of this change, as at March 31, 2014, TSEUK has $2.5 billion of demand shared facilities in place under which letters of credit of $2 billion have been issued. The Company guarantees 51% of all letters of credit issued under these shared facilities.

The Company has also granted guarantees to various beneficiaries in respect of decommissioning obligations of TSEUK.

The United Kingdom Government passed legislation in 2013 which provides for a contractual instrument, known as a Decommissioning Relief Deed, for the Government to guarantee tax relief on decommissioning costs at 50%, allowing security under DSAs to be posted on an after tax basis and reducing the amount of letters of credit required to be posted correspondingly. TSEUK has entered into a Decommissioning Relief Deed with the United Kingdom Government and will commence negotiations with counterparties to amend all DSAs accordingly. The Company expects this process to be completed during 2014.

Any changes to decommissioning estimates influence the value of letters of credit to be provided pursuant to the DSAs. In addition, the extent to which shared facility capacity is available, and the cost of that capacity, is influenced by the Company’s investment grade credit rating.

Talisman manages its balance sheet with reference to its liquidity and a debt-to-cash flow ratio. The main factors in assessing the Company’s liquidity are cash flow, including cash flow from equity accounted entities (defined in accordance with the Company’s debt covenant as cash provided by operating activities before adjusting for changes in non-cash working capital, and exploration expenditure), cash provided by and used in investing activities and available bank credit facilities. The debt-to-cash flow ratio is calculated using debt (calculated by adding the gross debt and bank indebtedness, production payments and finance lease) divided by cash flow for the year.

The Company is in compliance with all of its debt covenants. The Company’s principal financial covenant under its primary bank credit facility is a debt-to-cash flow ratio of less than 3.5:1, calculated quarterly on a trailing 12-month basis as of the last day of each fiscal quarter. For the trailing 12-month period ended March 31, 2014, the debt-to-cash flow ratio was 1.8:1.

The Company established a US commercial paper program in November 2011. The authorized amount under this program is $1 billion. The amount available under the commercial paper program is limited to the availability of backup funds under the Company’s bank credit facilities. During the three month period ended March 31, 2014, the Company repaid the outstanding commercial paper program in full.

A significant proportion of Talisman’s accounts receivable balance is with customers in the oil and gas industry and is subject to normal industry credit risks.  At March 31, 2014, approximately 94% of the Company's trade accounts receivable were aged less than 90 days and the largest single counterparty exposure, accounting for 14% of the total, was with a highly rated counterparty.  Concentration of counterparty credit risk is mitigated by having a broad domestic and international customer base of highly rated counterparties.

The Company also has credit risk arising from cash and cash equivalents held with banks and financial institutions.  The Company’s policy allows it to deposit cash balances at financial institutions subject to a sliding scale limit, depending on creditworthiness. The maximum credit exposure associated with financial assets is the carrying values.

At March 31, 2014, there were 1,036,134,028 common shares outstanding, of which 2,374,142 were held in trust by the Company resulting in 1,033,759,886 common shares outstanding for accounting purposes. During the three month period ended March 31, 2014, Talisman declared common share dividends of $0.0675 per share for an aggregate dividend of $70 million. Subsequent to March 31, 2014, 39,980 stock options were exercised for shares and no common shares were purchased and held in trust for the long-term PSU plan. There were 1,033,799,866 common shares outstanding at May 2, 2014.

At March 31, 2014, there were 8,000,000 Series 1 preferred shares outstanding. Holders of Series 1 preferred shares are entitled to receive cumulative quarterly fixed dividends of 4.2% per annum for the initial period ending December 31, 2016, if, as, and when declared by the Board of Directors. Thereafter, the dividend rate will be reset every five years at a rate equal to the five-year Government of Canada bond yield plus 2.77%. During the three month period ended March 31, 2014, Talisman declared preferred share dividends of C$0.2625 per share for an aggregate dividend of $2 million.

At March 31, 2014, there were 41,316,395 stock options, 6,736,621 RSUs, 1,979,027 deferred share units (DSU) and 9,682,955 long-term PSUs outstanding.

Subsequent to March 31, 2014, 39,980 stock options were exercised for shares, and 758,823 were forfeited with 40,517,592 outstanding at May 2, 2014.  Subsequent to March 31, 2014, 1,271,227 PSUs were granted, 155,064 PSUs were forfeited, with 10,799,118 outstanding at May 2, 2014. Subsequent to March 31, 2014, 7,748,168 RSUs were granted, 2,135,422 were exercised and 173,359 were forfeited, and 163,564 were granted to TSEUK employees, including reinvested dividends, with 12,339,572 outstanding at May 2, 2014. There were 738,718 DSU’s granted subsequent to March 31, 2014, with 2,717,745 outstanding at May 2, 2014.

The Company may purchase shares on the open market to satisfy its obligation to deliver common shares to settle long-term PSUs, which are held in trust. The 2011 long-term PSU grant vested on December 31, 2013 and was settled in March 2014 based on the vesting of 75% of the PSUs granted as approved by the Board of Directors.

During the three month period ended March 31, 2014, no common shares were purchased on the open market (During the same period in 2013 – no common shares were purchased).  Between April 1 and May 2, 2014, no common shares were purchased on the open market.

Talisman continually monitors its portfolio of assets and investigates business opportunities in the oil and gas sector. The Company may make acquisitions, investments or dispositions, some of which may be material. In connection with any acquisition or investment, Talisman may incur debt or issue equity.

For additional information regarding the Company’s liquidity and capital resources, refer to notes 18 and 21 to the 2013 audited Consolidated Financial Statements and notes 13 and 15 to the interim condensed Consolidated Financial Statements.

SENSITIVITIES
Talisman’s financial performance is affected by factors such as changes in production volumes, commodity prices and exchange rates. The estimated annualized impact of these factors for 2014 (excluding the effect of derivative contracts) is summarized in the following table, based on a Dated Brent oil price of approximately $105/bbl, a NYMEX natural gas price of approximately $4.45/mmbtu and exchange rates of US$0.90=C$1 and UK£1=US$1.60.

(millions of $)	Net Income	Cash Provided by Operating Activities3
Volume changes
Oil – 10,000 bbls/d	80	145
Natural gas – 60 mmcf/d	20	65
Price changes1
Oil – $1.00/bbl	20	5
Natural gas (North America)2 – $0.10/mcf	15	5
Exchange rate changes
US$/C$ decreased by US$0.01	(5)	(5)
US$/UK£ increased by US$0.02	-	-
1.
The impact of price changes excludes the effect of commodity derivatives.  See specific commodity derivative terms in the ‘Risk Management’ section of this MD&A, and note 16 to the interim condensed Consolidated Financial Statements.

2.
Price sensitivity on natural gas relates to North American natural gas only.  The Company’s exposure to changes in the natural gas prices in Norway and Malaysia/Vietnam and Colombia is not material.  Most of the natural gas price in Indonesia is based on the price of crude oil and, accordingly, has been included in the price sensitivity for oil except for a small portion which is sold at a fixed price.

3.	Changes in cash flow provided by operating activities excludes TSEUK and Equion due to the application of equity accounting.

COMMITMENTS AND OFF-BALANCE SHEET ARRANGEMENTS
As part of its normal business, the Company has entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity, some of which are reflected as liabilities in the Consolidated Financial Statements at year-end. The principal commitments of the Company are in the form of debt repayments, decommissioning obligations, lease commitments relating to corporate offices and ocean-going vessels, firm commitments for gathering, processing and transmission services, minimum work commitments under various international agreements, other service contracts and fixed price commodity sales contracts.

Additional disclosure of the Company’s debt repayment obligations can be found in note 18 to the 2013 audited Consolidated Financial Statements and note 13 to the interim condensed Consolidated Financial Statements. A discussion of the Company’s derivative financial instruments and commodity sales contracts can be found in the “Risk Management” section of this MD&A.

There have been no additional significant changes in the Company’s expected future commitments, and the timing of those payments, since December 31, 2013.

RISK MANAGEMENT
Talisman monitors its exposure to variations in commodity prices, interest rates and foreign exchange rates.  In response, Talisman periodically enters into physical delivery transactions for commodities of fixed or collared prices and into derivative financial instruments to reduce exposure to unfavourable movements in commodity prices, interest rates and foreign exchange rates.  The terms of these contracts or instruments may limit the benefit of favourable changes in commodity prices, interest rates and currency values, and may result in financial or opportunity loss due to delivery commitments, royalty rates and counterparty risks associated with contracts. The Company has established a system of internal controls to minimize risks associated with its derivatives program and credit risk associated with derivatives counterparties.

The accounting policy with respect to derivative financial instruments and commodity sales contracts is set out in note 3(q) to the 2013 audited Consolidated Financial Statements.  Derivative financial instruments and commodity sales contracts outstanding at March 31, 2014, including their respective fair values, are detailed in note 16 to the interim condensed Consolidated Financial Statements.

The Company has elected not to designate as hedges for accounting purposes any commodity price derivative contracts entered into.  These derivatives are classified as held-for-trading financial instruments and are measured at fair value with changes in fair value recognized in net income.  This can potentially increase the volatility of net income.

Commodity Price Derivative Financial Instruments
The Company had the following commodity price derivative contracts outstanding at March 31, 2014, none of which are designated as hedges:

Two-way collars (Oil)	Term	bbls/d	Floor/ceiling $/bbl
Dated Brent oil index	2014 Apr - Jun	5,000	90.00/119.70
Dated Brent oil index	2014 Apr - Dec	10,000	95.00/110.07
Dated Brent oil index	2014 Apr - Dec	10,000	90.00/105.22
NYMEX WTI oil index	2014 Apr - Dec	5,000	80.00/95.00
Dated Brent oil index	2015 Jan - Dec	5,000	90.00/100.01
NYMEX WTI oil index	2015 Jan - Dec	5,000	80.00/95.02
Dated Brent oil index	2015 Jan - Dec	20,000	90.00/106.16

Fixed priced swaps (Oil)	Term	bbls/d	$/bbl
Dated Brent oil index	2014 Apr - Jun	10,000	103.06
NYMEX WTI oil index	2014 Apr - Dec	2,500	91.91
Dated Brent oil index	2014 Apr - Dec	10,000	104.02
NYMEX WTI oil index	2014 Apr - Dec	10,000	94.28
Dated Brent oil index	2014 Jul - Dec	10,000	103.31
Dated Brent oil index	2015 Jan - Dec	10,000	100.46
Dated Brent oil index	2015 Jan - Dec	1,000	104.00
Dated Brent oil index	2015 Jan - Dec	9,000	100.59

Two-way collars (Gas)	Term	mcf/d	Floor/ceiling $/mcf
NYMEX HH LD	2014 Apr - Dec	94,936	4.21/4.71
NYMEX HH LD	2014 Apr - Dec	47,468	4.21/4.64
NYMEX HH LD	2014 Apr - Dec	47,468	4.21/4.99
NYMEX HH LD	2015 Jan - Dec	47,468	4.23/4.87
NYMEX HH LD	2015 Jan - Dec	94,936	4.21/5.06

Fixed priced swaps (Gas)	Term	mcf/d	$/mcf
NYMEX HH LD	2014 Apr - Oct	47,468	4.17
NYMEX HH LD	2014 Apr - Dec	47,468	4.24
NYMEX HH LD	2014 Apr - Dec	47,468	4.25
NYMEX HH LD	2014 Apr - Dec	47,468	4.34
NYMEX HH LD	2014 Apr - Dec	47,468	4.42
NYMEX HH LD	2014 Apr - Dec	47,468	4.44
NYMEX HH LD	2014 Apr - Dec	47,468	4.29
NYMEX HH LD	2014 Apr - Dec	47,468	4.43
NYMEX HH LD	2015 Jan - Dec	47,468	4.54
NYMEX HH LD	2015 Jan - Dec	47,468	4.39
NYMEX HH LD	2015 Jan - Dec	47,468	4.48
NYMEX HH LD	2015 Jan - Dec	47,468	4.39

Fixed priced swaps (Power)	Term	MWh	$CAD/MWh
Alberta Power	2014 Apr - Dec	7	74.66
Alberta Power	2015 Jan - Dec	5	73.72
Alberta Power	2016 Jan - Dec	2	73.83
Alberta Power	2017 Jan - Dec	1	74.75
Alberta Power	2018 Jan - Dec	1	74.75

Subsequent to March 31, 2014, the Company entered into a Dated Brent swap for 2016 of 10,000 bbls/d for $98.01/bbl, a NYMEX HH swap for 2015 of 47,468 mcf/d for $4.53/mcf, a NYMEX HH collar for 2016 of 47,468 mcf/d for $4.21/$4.75/mcf, and a NYMEX HH swap for 2016 of 47,468 mcf/d for $4.48/mcf.

Interest Rate Swaps
In order to swap a portion of the $375 million 5.125% notes due 2015 to floating interest rates, the Company entered into fixed-to-floating interest rate swap contracts with a total notional amount of $300 million that expire on May 15, 2015. These swap contracts require Talisman to pay interest at a rate of three month US$ LIBOR plus 0.433% while receiving payments of 5.125% semi-annually.

USE OF ESTIMATES AND JUDGMENTS
The preparation of financial statements requires management to make estimates and assumptions that affect reported assets and liabilities, disclosures of contingencies and revenues and expenses. Management is required to adopt accounting policies that require the use of significant estimates and judgment. Actual results could differ materially from those estimates. Judgments and estimates are reviewed by management on a regular basis. During the three month period ended March 31, 2014, no accounting items were impacted by changes in management’s estimates and judgments.

For additional information regarding the use of estimates and judgments refer to the notes to the audited Consolidated Financial Statements and Annual MD&A for the year ended December 31, 2013.

CHANGES IN ACCOUNTING POLICIES
a) Accounting Policies Used
The interim condensed Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the 2013 annual Consolidated Financial Statements except for the following:

Offsetting Financial Assets and Financial Liabilities
•
IAS 32 Offsetting Financial Assets and Financial Liabilities - Financial Instruments Presentation.  The amended standard requires entities to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement.  The scope includes derivatives, sale and repurchase agreements and reverse sale and repurchase agreements and securities borrowing and securities lending agreements.  The amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014 and require retrospective application. As the Company is not netting any significant amounts related to financial instruments and does not have any significant offsetting arrangements, the amendment does not have an impact on the Company's financial statements.

•
IAS 36 Impairment of Assets – Amendments to IAS 36. The amended standard requires entities to disclose the recoverable amount of an impaired Cash Generating Unit (CGU). The amendments to IAS 36 are effective for annual periods beginning on or after January 1, 2014 and require retrospective application. This standard does not have an impact on the Company’s financial position or performance.

•
IFRIC 21 Levies- Interpretation of IAS 37 Provisions, contingent liabilities and assets: IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event. The interpretation clarifies that the obligation that gives rise to the liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. Talisman reviewed payments of levies and concluded that the application of the standard does not have a significant impact on the Company.

b) Accounting Pronouncements Not Yet Adopted
The Company continues to assess the impact of adopting the following pronouncements.

Financial Instruments
•
IFRS 9 Financial Instruments: IFRS 9 sets out requirements for the classification and measurement of financial assets in November 2009, and was updated in October 2010 to incorporate financial liabilities. In November 2013, the IASB issued amendments to include the new general hedge accounting model. IFRS 9 (2013) does not yet have a mandatory effective date, but early adoption is allowed. At its February 2014 meeting, IASB tentatively decided that the mandatory effective date of IFRS 9 will be for annual period beginning on or after January 1, 2018. The Company continues to evaluate the impact of this standard.

INTERNAL CONTROL OVER FINANCIAL REPORTING
There have been no significant changes in Talisman’s internal control over financial reporting during the three month period ended March 31, 2014 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.  Talisman utilizes the original Internal Control - Integrated Framework (1992) issued by the Committee of the Sponsoring Organizations of the Treadway Commission (COSO) to design and evaluate its internal control over financial reporting. In May 2013, COSO updated the Internal Control – Integrated Framework which will supersede the 1992 Framework on December 15, 2014.

LEGAL PROCEEDINGS
From time to time, Talisman is the subject of litigation arising out of the Company's operations. Damages claimed under such litigation may be material or may be indeterminate and the outcome of such litigation may materially impact the Company’s financial condition or results of operations.  While Talisman assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defend itself against such litigation.  These claims are not expected to have a material impact on the Company's financial position.

The New York Attorney General has commenced an investigation, pursuant to the Martin Act, into the disclosure practices of companies engaged in hydraulic fracturing in the New York state area.  The Martin Act provides broad authority to commence and conduct investigations, whether upon receipt of a complaint, or on the Attorney General’s own initiative.  Subpoenas have been issued to a number of companies, including Talisman.  The Company has been cooperating with the New York Attorney General in the investigation.  No enforcement action has been taken against Talisman, nor has the Company been advised that any enforcement action is imminent.

REGULATORY DEVELOPMENT
Dodd-Frank Act
In 2010, the US Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act or the Act) was signed into law.  The Dodd-Frank Act provides for numerous new substantive requirements in areas such as the disclosure of payments made to foreign governments, rules regarding the use of credit ratings, and corporate governance and executive compensation reforms, among others, some of which apply to Talisman as a foreign private issuer. Talisman will continue to assess the effect on the Company of the Dodd-Frank Act and related rules.  The SEC has yet to issue the rules relating to pay-for-performance, pay parity, hedging and executive compensation clawbacks.

In August 2012, the SEC adopted rules to implement Section 1504 of the Dodd-Frank Act, requiring resource extraction issuers to disclose payments made to the US federal government or a foreign government (including a department, agent or instrumentality of a foreign government or a company owned by a foreign government) in their annual reports. On July 2, 2013, the US District Court for the District of Colombia vacated these rules, meaning that the rules are no longer in effect.  As at May 5, 2014, the SEC had not issued new or revised rules in response to the Court’s ruling.

ADVISORIES
Forward-Looking Statements

This interim MD&A contains information that constitutes “forward-looking information” or “forward-looking statements” (collectively “forward-looking information”) within the meaning of applicable securities legislation.

This forward-looking information includes, but is not limited to, statements regarding:

•	Business strategy, plans, and priorities;
•	The estimated impact on Talisman’s financial performance from changes in production volumes, commodity prices and exchange rates;
•	Potential effects of the hedging program;
•	Expected sources of capital to fund the Company’s capital program and potential acquisitions, investments or dispositions;
•	Expected future payment commitments;
•	Expected closing of the Monkman asset sale;
•	Expected timing of securing amendments to all DSAs pursuant to signing of the Decommissioning Relief Deed; and,
•	Other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

Statements concerning oil and gas reserves contained in this interim MD&A may be deemed to be forward-looking information as they involve the implied assessment that the resources described can be profitably produced in the future.

The  factors or assumptions on which the forward-looking information is based include: assumptions inherent in current guidance; projected capital investment levels; the flexibility of capital spending plans and the associated sources of funding; the successful and timely implementation of capital projects; the continuation of tax, royalty and regulatory regimes; ability to obtain regulatory and partner approval; commodity price and cost assumptions; and other risks and uncertainties described in the filings made by the Company with securities regulatory authorities.  The Company believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.  Forward-looking information for periods past 2014 assumes escalating commodity prices. Closing of any transactions will be subject to receipt of all necessary regulatory approvals and completion of definitive agreements.

Undue reliance should not be placed on forward-looking information.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this MD&A.  The material risk factors include, but are not limited to:

•	The risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas;
•	Risks and uncertainties involving geology of oil and gas deposits;
•	Risks associated with project management, project delays and / or cost overruns;
•	Uncertainty related to securing sufficient egress and access to markets;
•	The uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk;
•	The uncertainty of estimates and projections relating to production, costs and expenses, including decommissioning liabilities;
•	Risks related to strategic and capital allocation decisions, including potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
•	Fluctuations in oil and gas prices, foreign currency exchange rates, interest rates and tax or royalty rates;
•	The outcome and effects of any future acquisitions and dispositions;
•	Health, safety, security and environmental risks, including risks related to the possibility of major accidents;
•	Environmental regulatory and compliance risks, including with respect to greenhouse gases and hydraulic fracturing;
•	Uncertainties as to access to capital, including the availability and cost of credit and other financing, and changes in capital markets;
•	Risks in conducting foreign operations (for example, civil, political and fiscal instability and corruption);
•	Risks related to the attraction, retention and development of personnel;
•	Changes in general economic and business conditions;
•	The possibility that government policies, regulations or laws may change or governmental approvals may be delayed or withheld; and
•	Results of the Company's risk mitigation strategies, including insurance and any hedging activities.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company’s operations or financial results are included in the Company’s most recent AIF and Annual Report.  In addition, information is available in the Company’s other reports on file with Canadian securities regulatory authorities and the SEC.

Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is presented.  The Company assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law.

Advisory – Oil and Gas Information
Talisman makes reference to production volumes throughout this interim MD&A. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts.

Talisman also discloses netbacks in this interim MD&A.  Netbacks per boe are calculated by deducting from sales price associated royalties, operating and transportation costs.

Non-Core Assets
In this MD&A, all references to “core” or “non-core” assets and properties align with the Company’s current public disclosures regarding its assets and properties.

Use of ‘boe’
Throughout this interim MD&A, the calculation of barrels of oil equivalent (boe) is at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method. Boe may be misleading, particularly if used in isolation.  A boe conversion ratio of 6mcf:1bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.

ABBREVIATIONS AND DEFINITIONS
The following abbreviations and definitions are used in this MD&A:

AIF	Annual Information Form
bbl	barrel
bbls	barrels
bbls/d	barrels per day
bcf	billion cubic feet
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
COSO	Committee of the Sponsoring Organizations of the Treadway Commission
C$	Canadian dollar
DD&A	Depreciation, depletion and amortization
DSA	Decommissioning Security Agreements
DSU	Deferred share unit
E&E	Exploration and evaluation
EU	European Union
G&A	General and administrative
GAAP	Generally Accepted Accounting Principles
GHG	Greenhouse gas emissions
gj	Gigajoule
IFRS	International Financial Reporting Standards
LIBOR	London Interbank Offered Rate
LLS	Light Louisiana Sweet
LNG	Liquefied Natural Gas
mbbls/d	thousand barrels per day
mboe/d	thousand barrels of oil equivalent per day
mcf	thousand cubic feet
mcf/d	thousand cubic feet per day
mmbbls	million barrels
mmboe	million barrels of oil equivalent
mmbtu	million British thermal units
mmcf/d	million cubic feet per day
mmcfe/d	million cubic feet equivalent per day
MWh	megawatt hour
NGL	Natural Gas Liquids
NI	National Instrument
NOK	Norwegian kroner
NYMEX	New York Mercantile Exchange
PGN	PT Perusahaan Gas Negara (Persero), Tbk
PP&E	Property, plant and equipment
PRT	Petroleum Revenue Tax
PSC	Production Sharing Contract
PSU	Performance share unit
RSU	Restricted share unit
SEC	US Securities and Exchange Commission
tcf	trillion cubic feet
UK	United Kingdom
UK£	Pound sterling

US	United States of America
US$ or $	United States dollar
WCS	Western Canadian Select
WTI	West Texas Intermediate

Gross acres means the total number of acres in which Talisman has a working interest.  Net acres means the sum of the fractional working interests owned in gross acres expressed as whole numbers and fractions thereof.

Gross production means Talisman’s interest in production volumes (through working interests and royalty interests) before the deduction of royalties. Net production means Talisman’s interest in production volumes after deduction of royalties payable by Talisman.

Gross wells means the total number of wells in which the Company has a working interest. Net wells means the sum of the fractional working interests owned in gross wells expressed as whole numbers and fractions thereof.

Conversion and equivalency factors
Imperial		Metric
1 ton	=	0.907 tonnes
1 acre	=	0.40 hectares
1 barrel	=	0.159 cubic metres
1 cubic foot	=	0.0282 cubic metres